Filed Pursuant to Rule 433 Registration No. 333-212571 Fact Sheet | June 12, 2018

Autocallable Contingent Coupon Notes

Issuer:	Barclays Bank PLC	Hypothetical Payment at Maturity
Tenor:	Approximately 1.5 years
Reference Assets:	The S&P 500® Index (Bloomberg ticker: “SPX <Index>”) and the iShares® MSCI Emerging Markets ETF (Bloomberg ticker: “EEM UP <Equity>”) (each, a “Reference Asset”)
Barrier Level:	For each Reference Asset, 70.00% of its Initial Level
Coupon Barrier Level:	For each Reference Asset, 70.00% of its Initial Level
Contingent Coupon Amount:	[$16.25 – $18.75] per quarterly period (or [6.50% – 7.50%] per annum), to be determined on the Initial Valuation Date
CUSIP / ISIN:	06746XEH2 / US06746XEH26

Selected Structure Definitions
Automatic Call:

If, on any quarterly Observation Date (beginning on the second Observation Date), the Closing Level of each Reference Asset is greater than or equal to its respective Initial Level, your notes will be automatically called at the Redemption Price set forth in the accompanying Pricing Supplement.

Contingent Coupon:

If, on any quarterly Observation Date, the Closing Level of each Reference Asset is greater than or equal to its respective Coupon Barrier Level, you will receive a Contingent Coupon equal to the Contingent Coupon Amount on the related Contingent Coupon Payment Date. Otherwise, you will not receive a Contingent Coupon on such date.

Payment at Maturity:

If your notes are not automatically called prior to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes (in addition to any Contingent Coupon that may otherwise be due on such date) equal to:

•                  If (a) the Final Level of the Least Performing Reference Asset is equal to or greater than its Initial Level, or (b) the Final Level of the Least Performing Reference Asset is less than its Initial Level but a Knock-In Event has not occurred, $1,000; or

•                  If (a) the Final Level of the Least Performing Reference Asset is less than its Initial Level and (b) a Knock-In Event has occurred, an amount calculated as follows:

$1,000 + ($1,000 x Reference Asset Return of Least Performing Reference Asset)

In this circumstance, you will be fully exposed to the negative performance of the Least Performing Reference Asset and may lose up to 100% of the principal amount of your notes.

		Initial Level:	For each Index, its Closing Level on the Initial Valuation Date
		Final Level:	For each Index, its Closing Level on the Final Valuation Date
		Knock-In Event:	If on any scheduled trading day from, but excluding, the Initial Valuation Date to, and including, the Final Valuation Date, the Closing Level of any Reference Asset is less than its Barrier Level
		Initial Valuation Date:	June 26, 2018
		Issue Date:	June 29, 2018
		Final Valuation Date:	December 24, 2019

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated June 4, 2018 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

		Maturity Date:	December 30, 2019

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any Contingent Coupons and any payment upon early redemption or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the Pricing Supplement.

Fact Sheet | June 12, 2018

Autocallable Contingent Coupon Notes

Summary Characteristics of the Notes

▪     Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 2.65% of the principal amount of the notes, or up to $26.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

▪     Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $940.00 and $961.60 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

▪     Potential for Significant Loss—The notes do not guarantee any return of principal. If the notes are not automatically called prior to maturity, you will lose some or all of your principal amount if the Final Level of the Least Performing Reference Asset is less than its Barrier Level and a Knock-In Event has occurred. You may lose up to 100% of the principal amount of your notes.

▪     Potential Return Limited to Contingent Coupons—The positive return you may receive on the notes is limited to the Contingent Coupons, if any, that may or may not be payable during the term of the notes.

▪     Potential Early Exit—If the notes are automatically called prior to maturity, you will not receive any additional payments and you may not be able to reinvest any amounts received in a comparable investment with similar risk and yield.

▪     Return Linked Only to Least Performing Reference Asset—Your return will be determined based solely on the performance of the Least Performing Reference Asset, regardless of the performance of the other Reference Asset.

Summary Risk Considerations

▪     Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any Contingent Coupons and any payment upon early redemption or at maturity, under the terms of the notes.

▪     U.K. Bail-In Power—Each holder of notes agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

▪     Historical Performance—The historical performance of each Reference Asset is not an indication of the future performance of such asset over the term of the notes.

▪     Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.

▪     Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

▪     Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06746XEH2.pdf

You may access the index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.